Mail Stop 4561

September 20, 2006

Matthew T. Pullam
Executive Vice President,
     Chief Financial Officer and Treasurer
Quovadx, Inc.
7600 E. Orchard Road, Suite 300 S
Englewood, Colorado 80111
(303) 488-2019

> **Re:** **Quovadx, Inc. (File No. 000-29273)**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**

Dear Mr. Pullam,

We have reviewed the above referenced filings and the response letter dated August 29, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 2. Organization and Summary of Significant Accounting Policies

Goodwill, page 58

1.   You indicate in your response to prior comment number 2 in your letter dated August 29, 2006 that you accounted for the impact of the final purchase price

allocation as a change in estimate. Tell us how you accounted for the difference between the amount of amortization expense recognized based on the preliminary estimate of intangible assets and the amount of amortization expense that would have been recognized based on the final value assigned to the intangible assets during the allocation period.

2.   We note your response to prior comment number 2 in your letter dated August 29, 2006. Further explain the nature of the adjustment to decrease goodwill by $2.3 million as a result of reconciliations of opening balances for other acquired assets and liabilities. Tell us why the initial allocation to these assets and liabilities was considered preliminary. Indicate why these adjustments do not represent a correction of an error.

Note 7. Commitments and Contingencies, page 73

3.   We note your response to prior comment number 3 in your letter dated August 29, 2006. Please address how you considered the disclosure requirements in paragraphs 10 and 11 of SFAS 5 in regard to the stockholder class action complaint filed on November 14, 2001. We note that you are awaiting final approval of the settlement by the Court. If there is at least a reasonable possibility that a loss may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, then your disclosure should include either the estimated additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief